EXHIBIT 77D

                 POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

     On November 22, 2002, the Board of Directors/Trustees approved a revision to the principal investment strategy of "Identifying companies with above-average growth potential" to "Investing in stocks having significant potential for capital appreciation, or in common stocks principally for their income potential through dividends and option writing, or in common stocks having a mix of these characteristics."